SECI 06002318 IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66710

SEC MAIL RECEIVED FEB 27 2006 WASH. D.C. PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2004 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PGR Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1975 W. El Camino Real, # 300
(No. and Street)

Mountain View, (City) California (State) 94040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phani Saripella (650) 960-8118
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 214, (Address) Encino, (City) California (State) 91316 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phani Saripella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PGR Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Notary Public

Phani Saripella
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITOR'S REPORT

Board of Members
PGR Securities, LLC
Mountain View, California

I have audited the accompanying statement of financial condition of PGR Securities, LLC as of December 31, 2005 and the related statements of operations, changes in members' equity, and cash flows for the sixteen months then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PGR Securities, LLC. As of December 31, 2005 and the results of its operations and cash flows for the sixteen months then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BWA CPA

Brian W. Anson
Certified Public Accountant
Encino, California
February 10, 2006

PGR SECURITIES, LLC

Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$60,025
Accounts receivable	7,365
Total assets	$67,390

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable	$9,700
Income taxes payable	800
Total liabilities	10,500
Members' equity	56,890
Total liabilities and members' equity	$67,390

The accompanying notes are an integral part of these financial statements

PGR SECURITIES, LLC

Statement of Income
For the sixteen months ended December 31, 2005

REVENUES:	
Commissions	$41,380
Interest	121
Total income	41,501
EXPENSES:	
NASD fees	4,600
Professional fees	26,978
Other operating expenses	2,242
Total expenses	33,820
INCOME BEFORE INCOME TAXES	7,681
INCOME TAX PROVISION (Note 2)	
State taxes and LLC fees	800
Total income tax provision	800
NET INCOME	$6,881

The accompanying notes are an integral part of these financial statements

PGR SECURITIES, LLC

Statement of Members' Equity
For the sixteen months ended December 31, 2005

	Members' Equity	Net Income	Total Members' Equity
Beginning balance September 1, 2004	$0		$0
Capital contributions	50,009		50,009
Net income		6,881	6,881
Ending balance December 31, 2005	$50,009	$6,881	$56,890

The accompanying notes are an integral part of these financial statements

PGR SECURITIES, LLC

Statement of Cash Flows
For the sixteen months ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$6,881
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	(7,365)
Increase (decrease) in:	
Accounts payable	9,700
Income taxes payable	800
Total adjustments	3,135
Net cash provided by operating activities	10,016
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	50,009
Net cash provided by financing activities	50,009
Increase in cash	60,025
Cash - end of period	$60,025
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$0
Income taxes and state LLC fee	$0

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

PGR Securities, LLC (the "Company") was formed September 14, 2004 under the laws of State of California.

The firm received its independent broker dealer registration on March 29, 2005 and is currently registered in one (1) state as well as with the National Association of Securities Dealers (NASD), Securities and Exchange Commission (SEC).

The Company conducts business as an introducing and intermediary broker dealer. The Company deals on an agency basis in the trading of equities. Trades are cleared on a fully disclosed basis through Knight Equity Markets, L.P., on a sub-clearing agreement.

The company is wholly owned by Primary Global Research, LLC based in Mountainview, CA.

Summary of significant accounting policies:

Trades are recorded on a trade date basis with related commissions income and expenses also recorded on a trade date basis.

Property and equipment purchases over $1,500 individually are capitalized. Depreciation is calculated using double declining balance method over a useful life of five (5) and seven (7) years.

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Securities owned are valued at market. The resulting difference between cost and market is included in income.

The Company and its stockholders have elected LLC partnership status under the federal and state tax laws and files a consolidated tax return with Primary Global Research, LLC. As a result, the Company is not liable for corporate income taxed and a portion of certain state income taxes. Instead, the stockholders are taxed on the Company's taxable income in their individual income tax returns.

PGR SECURITIES, LLC

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 100% of the revenues were generated in the state of California.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. At December 31, 2005 the company had a net capital of $49,525 which is $44,525 in excess of the minimum of $ 5,000 required and its ratio of aggregate indebtedness ($10,500) to net capital was 0.21 which is less than 8:1 ceiling required for a firm in its first year of business.

PGR SECURITIES, LLC

Statement of Net Capital
Schedule I
For the sixteen months ended December 31, 2005

	Focus 12/31/05	Audit 12/31/05	Change
Members' equity December 31, 2005	$56,890	$56,890	0
Subtract - Non allowable assets:	7,365	7,365	0
Tentative net capital	$49,525	$49,525	0
Haircuts:			
NET CAPITAL	49,525	49,525	0
Minimum net capital	(5,000)	(5,000)	
Excess net capital	$44,525	$44,525	0
Aggregate indebtedness	10,500	10,500	0
Ratio of aggregate indebtedness to net capital	0.21%	0.21%	

There were no reported differences in the amounts stated above and that filed by the firm in its Focus report as of December 31, 2005

PGR SECURITIES, LLC

December 31, 2005

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

**INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5**

Board of Members,
PGR Securities, LLC
Mountain View, California

In planning and performing my audit of the financial statements of PGR Securities, LLC for the sixteen months ended December 31, 2005, I considered its internal control structure, for the purpose for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by PGR Securities, LLC that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Brian W. Anson
Certified Public Accountant
Encino, California
February 10, 2006